Exhibit 99.1

Gamida Cell Announces Full Exercise of Underwriters’ Option to Purchase Additional Shares

BOSTON, Mass., July 8, 2019 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, today announced that the underwriters of its recently closed underwritten public offering of 7,000,000 ordinary shares have exercised in full their option to purchase an additional 1,050,000 ordinary shares at the public offering price of $5.00 per share. The exercise of the underwriters’ option closed on July 8, 2019. The aggregate gross proceeds to Gamida Cell from the offering, including the shares sold pursuant to the underwriters’ option, before deducting underwriting discounts and commission and estimated offering expenses, were $40.25 million.

RBC Capital Markets and JMP Securities acted as joint book-running managers for this offering. Oppenheimer & Co. and Needham & Company acted as co-lead managers for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, or the SEC, and was declared effective by the SEC on June 26, 2019. This offering was made only by means of a prospectus, copies of which may be obtained by contacting RBC Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Equity Syndicate Department, Telephone: (877) 822-4089, Email: equityprospectus@rbccm.com or JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, California 94111, Attention: Prospectus Department, Telephone: (415) 835-8985, Email: syndicate@jmpsecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gamida Cell
Gamida Cell is a clinical-stage biopharmaceutical company committed to developing advanced cell therapies with the potential to cure blood cancers and rare, serious hematologic diseases. We are leveraging our proprietary nicotinamide-based, or NAM-based, cell expansion technology to develop product candidates designed to address the limitations of cell therapies.

Investor Contact:
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Media Inquiries:
Krystle Gibbs
krystle@tenbridgecommunications.com
508-479-6358

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